UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SpringBig Holdings, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

85021Q 108
(CUSIP Number)

Jeffrey Harris
621 NW 53rd Street, Ste. 260
Boca Raton, Florida, 33487
Tel: (800) 772-9172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85021Q 108

1	NAMES OF REPORTING PERSONS
Jeffrey Harris(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,217,637

	8	SHARED VOTING POWER
4,743,120

	9	SOLE DISPOSITIVE POWER
1,217,637

	10	SHARED DISPOSITIVE POWER
4,743,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,960,757

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This Schedule 13D is filed by Jeffrey Harris (“Mr. Harris”) and Medici Holdings V, Inc. (“Medici Holdings”, and together with Mr. Harris, the “Reporting Persons” and each a “Reporting Person”). Medici Holdings is an estate planning vehicle through which Mr. Harris shares ownership with family members of Mr. Harris and for which Mr. Harris may be deemed to have investment discretion and voting power.

(2)
Percentage ownership calculation is based on 40,001,855 shares of Common Stock of the Issuer outstanding as of May 31, 2023, as reported in the Prospectus of the Issuer, dated May 26, 2023, filed on May 31, 2023 (the “Prospectus”), after giving effect to the closing of the registered equity offering related thereto, and 489,134 Common Shares issuable upon the exercise of options by Mr. Harris.

1	NAMES OF REPORTING PERSONS
Medici Holdings V, Inc.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,743,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,743,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,743,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This Schedule 13D is filed by Mr. Harris and Medici Holdings. Medici Holdings is an estate planning vehicle through which Mr. Harris shares ownership with family members of Mr. Harris and for which Mr. Harris may be deemed to have investment discretion and voting power.

(2)
Percentage ownership calculation is based on 40,001,855 shares of Common Stock of the Issuer outstanding as of May 31, 2023, as reported in the Prospectus after giving effect to the closing of the registered equity offering related thereto.

Explanatory Note

This Schedule 13D/A, previously filed on June 6, 2023, is being refiled under both the Issuer’s Central Index Key (“CIK”) Number and the Reporting Person’s CIK Number, as it was inadvertently filed only under the Issuer’s CIK Number on June 6, 2023. Other than the addition of this Explanatory Note, no change to the Schedule 13D/A that was filed on June 6, 2023 is being made by this filing.

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is amended as follows:

Mr. Harris used (i) $31,743 of his private funds to purchase 20,184 additional shares of Common Stock on September 6, 2022, in multiple open market transactions at prices ranging from $1.485 to $1.670 per share, inclusive, (ii) $66,397 of his private funds to purchase 39,775 additional shares of Common Stock on September 7, 2022, in multiple open market transactions at prices ranging from $1.550 to $1.735 per share, inclusive, and (iii) $200,000 of his private funds to purchase 658,544 additional shares of Common Stock on May 31, 2023, in the registered equity offering related to the Prospectus and pursuant to the Securities Purchase Agreement, dated as of May 26, 2023 (the “Securities Purchase Agreement”), between the Issuer and Mr. Harris and the other purchasers identified on the signature pages thereto.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) – (b) As of the date hereof, Mr. Harris beneficially owns 5,960,757 shares of Common Stock, which represents approximately 14.7% of the Common Stock issued and outstanding. This beneficial ownership consists of (a) 728,503 shares of Common Stock owned outright, (b) 4,743,120 shares held by Medici Holdings, and (c) 489,134 shares of Common Stock underlying fully vested stock options. With respect to Mr. Harris, the ownership percentage reported is based on a denominator that is the sum of (i) 40,001,855 shares of Common Stock of the Issuer outstanding as of May 31, 2023, as reported in the Prospectus after giving effect to the closing of the registered equity offering related thereto, and (ii) 489,134 Common Shares issuable upon the exercise of options by Mr. Harris.

As of the date hereof, Medici Holdings beneficially owns 4,743,120 shares of Common Stock, which represents approximately 11.9% of the Common Stock issued and outstanding, based on 40,001,855 shares of Common Stock of the Issuer outstanding as of May 31, 2023, as reported in the Prospectus after giving effect to the closing of the registered equity offering related thereto.

(c) Other than the acquisition of the shares as reported herein, each Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days.

(d) To the best knowledge of each Reporting Person, no person other than such Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

This Amendment adds the text set forth following the last paragraph in Item 6:

May 2023 Registered Offering

Pursuant to the Securities Purchase Agreement, Mr. Harris agreed to purchase 658,544 shares of Common Stock at an at-the-market public offering price of $0.3037 per share. In addition, pursuant to the Placement Agency Agreement, dated as of May 26, 2023 (the “Placement Agency Agreement”), between the Issuer and Roth Capital Partners, LLC, as placement agent (the “Placement Agent”), Mr. Harris entered into a lock-up agreement in the form attached thereto, pursuant to which Mr. Harris agreed with the Placement Agent to be subject to a lock-up period of 90 days following the closing date of the registered equity offering, which was May 31, 2023. This means that, during the applicable lock-up period, Mr. Harris may not offer for sale, contract to sell, or sell any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock subject to certain customary exceptions. The Placement Agent may, in its sole discretion and without notice, waive the terms of such lock-up agreement. The foregoing summary of the Securities Purchase Agreement and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety by reference to the forms of Securities Purchase Agreement and Placement Agency Agreement, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material To Be Filed As Exhibits.

E.
Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.15 to the Issuer’s Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-271353) filed with the Securities and Exchange Commission on May 25, 2023).

F.
Form of Placement Agency Agreement (incorporated by reference to Exhibit 10.16 to the Issuer’s Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-271353) filed with the Securities and Exchange Commission on May 25, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2023

By:	/s/ Jeffrey Harris
Jeffrey Harris

Medici Holdings V, Inc.

BY:	Jeffrey Harris
ITS:	President

By:	/s/ Jeffrey Harris